FORM 6-K

                        SECURITIES & EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16

                     of the Securities Exchange Act of 1934

                                February 19, 2002

                               INFICON Holding AG

                              INFICON Holdings Inc.

                 (Translation of registrant's name into English)

                                  INFICON Inc.
                                  ------------

                              Two Technology Place
                              --------------------

                          East Syracuse, New York 13057
                          -----------------------------

                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                              Form 20-F |x| Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes |_| No |x|

Enclosure: Press Release dated February 19, 2002, announcing fourth quarter 2001 results.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  February 19, 2002          INFICON Holding AG


                                  By:  /s/ Peter G. Maier
                                     -----------------------------------------
                                     Name: Peter G. Maier
                                     Title: Vice President and Chief Financial
                                            Officer


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

[LOGO] INFICON

CORPORATE CONTACT            EUROPEAN CONTACT          NORTH AMERICAN CONTACT
Betty Ann Kram               Bernhard Schweizer        Jody Burfening/Sanjay
Director of Corporate        Peter Butikofer & Company Hurry
Communications Inc.          +41.1.447.1220            Lippert/Heilshorn
and Investor Relations       bschweizer@buetikofer.ch  & Associates, Inc.
+1.315.434.1122                                        +1.212.838.3777
BettyAnn.Kram@inficon.com                              jbs@lhai.com


                  INFICON ANNOUNCES FOURTH QUARTER 2001 RESULTS

      - Company Remains Profitable and Cash Flow Positive in Fiscal 2001 -

Syracuse, New York/Zurich, Switzerland -- February 19, 2002 -- INFICON Holding AG (SWX Swiss Exchange and NASDAQ: IFCN), a leading manufacturer of vacuum instrumentation and critical sensor technologies for high growth segments of the semiconductor and related markets and for industrial applications, today announced results for the fourth quarter and fiscal year ended December 31, 2001.

Revenues for the fourth quarter of 2001 were $27.0 million compared to $45.1 million for the fourth quarter of last year. The Semiconductor Vacuum Instrumentation revenues were $5.6 million in the fourth quarter of 2001 versus $17.0 million in the same quarter of 2000. The General Vacuum Instrumentation revenues for the fourth quarter of 2001 were $21.4 million compared to $28.1 million in the fourth quarter of 2000. General Vacuum Instrumentation revenues for the fourth quarter of 2001 include $2.6 million from HAPSITE, which the company acquired at the beginning of November.

Operating income for the fourth quarter of 2001 was $349,000 compared to $8.2 million for the same quarter of 2000. Net income for the quarter was $104,000, ($0.04 per share -- $0.00 per ADS), compared to $5.3 million ($2.42 per share -- $0.24 per ADS) last year. The company ended the quarter with $33.8 million in cash and cash equivalents.

Revenues for the fiscal year ended December 31, 2001 were $144.1 million compared to revenues of $170.0 million in 2000. Annual operating income was $13.3 million compared to $33.8 million in 2000. Net income was $10.0 million ($4.30 per share -- $0.43 per ADS), compared to $22.9 million ($11.21 per share -- $1.12 per ADS) last year.

"For 2001, we are proud that INFICON reported positive operating income, net income and operating cash flow in each quarter despite the severe downturn of the semiconductor industry," said James Brissenden, chief executive officer of INFICON Holding AG. "Our ability to mitigate this down cycle is attributable to our flexible cost structure, to aggressive cost actions taken during the year, and to the cushion provided by our non-semiconductor businesses where we leverage our vacuum technology. Excluding certain one-time expense reductions of $1.9 million, SG&A expenses were reduced by 26% from the first quarter to the fourth quarter. Despite this cost cutting, our strategic investments in R&D increased by 7% over the same period. This allowed us to continue expanding our product offerings and gain market share."


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

"Looking at 2002, we are focused on areas where INFICON has developed the new products and software that intersect powerful semiconductor technology trends and create long term growth opportunities," continued Brissenden. "These new products address the industry's demand for process improvements and lower manufacturing costs. As the semiconductor industry moves to 300-mm production equipment, we expect to capitalize on our vacuum gauge design wins based on our unique ceramic and combination gauge technologies. Additionally, the increased process complexity in chip production is driving semiconductor manufacturers to adopt advanced process controls (APC) and early fault detection. Our FabGuard Sensor Integration and Analysis System is a critical part of this APC initiative."

Concluded Brissenden, "In 2002, we remain committed to our strategy of establishing INFICON as the undisputed technology leader and vacuum instrumentation supplier of choice for the semiconductor industry and selected high growth markets. We are poised for rapid growth when the market recovers."

Conference Call Information

INFICON Holding AG will hold a conference call to discuss its fourth quarter results on February 19, 2002 at 10:00 a.m. EST/4:00 p.m. CET. To access the conference call, please dial +1.212.748.2814 by 9:50 a.m. EST/3:50 p.m. CET. A live webcast of the conference call will also be available via the INFICON website at www.inficon.com. To access the replay, please dial (800) 633-8284, reservation 20207642. The replay will be available until 5:00 p.m.EST/11:00 p.m. CET on February 26th.

ABOUT INFICON

INFICON is a leading developer, manufacturer and supplier of vacuum instrumentation used for analysis, monitoring, measurement and control by manufacturers to improve the productivity of their production processes and the quality of their products. INFICON provides the semiconductor and semiconductor-related industries with products used in the manufacturing of semiconductor chips, flat screen televisions and monitors, computer disc drive components, and various electronic storage media, such as compact discs, digital video discs and floppy discs. The Company also sells products to the vacuum coatings, air conditioning/refrigeration, automotive, and industrial markets. Headquartered in Syracuse, New York, INFICON has manufacturing facilities in the United States and Europe and worldwide offices in the U.S., China, France, Germany, Japan, Korea, Liechtenstein, Singapore, Switzerland, Taiwan, and the United Kingdom. For more information about INFICON and its products, please visit the Company's web site at www.inficon.com.

This press release and oral statements or other written statements made, or to be made, by us contain forward-looking statements that do not relate solely to historical or current facts. Forward looking statements can be identified by the use of words such as "may", "believe", "will", "expect", "project", "assume", "estimate", "anticipate", "plan" or "continue". These forward-looking statements address, among other things, our strategic objectives, trends in vacuum technology and in the industries that employ vacuum instrumentation, such as the semiconductor and related industries and the anticipated effects of these trends on our business. These forward-looking statements are based on the current plans and expectations of our management and are subject to a number of uncertainties and risks that could significantly affect our current plans and expectations, as well as future results of operations and financial condition. Some of these risks and uncertainties are discussed in the Company's Annual Report on Form 20-F for fiscal 2000 and the Company's reports on Form 6-K filed with the Securities and Exchange Commission during 2001.

As a consequence, our current and anticipated plans and our future prospects, results of operations and financial condition may differ from those expressed in any forward-looking statements made by or on behalf of our company. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

- tables to follow -

                               INFICON HOLDING AG
                        Consolidated Statements of Income
                      (In thousand, except per share data)

                                                   Three Months Ended             Twelve Months Ended
                                                        December 31,                   December 31,
                                                    2001           2000           2001           2000
Net sales                                         $ 27,019       $ 45,099       $144,113       $169,976
Cost of sales                                       16,091         21,916         78,398         83,231

Gross profit                                        10,928         23,183         65,715         86,745

Research and
Development                                          3,119          2,700         12,431         11,037
Selling, general and
Administrative                                       7,460         12,295         39,961         41,889
Income from operations                                 349          8,188         13,323         33,819
Interest expense
(income), net                                          -89            -32           -483            292
Other expense
(income), net                                        1,023            208          1,488          1,854

Income before
income taxes                                          -585          8,012         12,318         31,673
Provision for income
taxes                                                 -689          2,739          2,366          8,742
Net income                                             104          5,273          9,952         22,931

Shares used to compute net income per share
Basic                                                2,315          2,181          2,315          2,046
Diluted                                              2,315          2,181          2,315          2,046

Net income per share:
Basic                                             $   0.04       $   2.42       $   4.30       $  11.21
Diluted                                           $   0.04       $   2.42       $   4.30       $  11.21

Net income per ADS
(10 ADS : 1 Share)
Basic                                             $   0.00       $   0.24       $   0.43       $   1.12
Diluted                                           $   0.00       $   0.24       $   0.43       $   1.12


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

                               INFICON HOLDING AG
                           Consolidated Balance Sheets
                                 (In thousands)

                                    December 31,    December 31,
                                       2001            2000
                                     (audited)       (audited)
ASSETS
Current Assets:
Cash and cash equivalents             $ 33,788       $ 28,700
Accounts receivable, trade              17,166         30,972
Accounts receivable, affiliates            979          5,721
Inventories                             21,729         22,218
Other current assets                     2,079          7,620
Total current assets                    75,741         95,231

Property and equipment, net             16,020         13,941
Deferred tax asset                      40,596         40,777
Other assets                             4,156          1,121

Total assets                           136,513        151,070

LIABILITIES AND STOCKHOLDERS'
EQUITY

Current Liabilities:
Accounts payable, trade                  4,855          9,632
Accounts payable, affiliates               409         18,354
Accrued liabilities                     10,641         10,341
Income taxes payable                     1,084          3,343
Total current liabilities               16,989         41,670

Long term debt                              --            869

Total liabilities                       16,989         42,539

Stockholders' equity                   119,524        108,531

Total liabilities and
stockholders' equity                  $136,513       $151,070

                               INFICON Holding AG
                      Consolidated Statements of Cash Flow
                                 (In thousands)

                                                                 Twelve Months Ended
                                                                 2001             2000
                                                              (audited)        (audited)
Cash flows from operating activities:
  Net income                                                  $    9,952       $   22,931
  Adjustments to reconcile net income
    To net cash provided by operating activities:
    Depreciation and amortization of property, plant,
    and equipment                                                  2,854            3,565
    Gain on disposal of property, plant and equipment                559               --
    Deferred taxes                                                   181              625
    Changes in operating assets and liabilities:
      Trade accounts receivable                                   17,521          -16,139
      Inventories                                                  1,260           -2,535
      Other assets                                                 3,172           -5,975
      Accounts payable                                           -14,734           12,632
      Accrued liabilities                                            211            3,322
      Income taxes payable                                            86            2,345
      Other liabilities                                                            -1,048
      Accrued pension benefits                                      -879             -977
                                                              ---------------------------
Net cash provided by operating activities                         20,183           18,746
                                                              ---------------------------

Cash flows from investing activities:
  Purchases of property, plant and equipment                      -5,597           -4,853
  Proceeds from sale of property, plant and equipment                149
  Purchase of Hapsite Business                                    -2,000
                                                              ---------------------------
Net cash used in investing activities                             -7,448           -4,853
                                                              ---------------------------

Cash flows from financing activities:
  Payments on notes receivable from officers                         795
  Payment to Unaxis for advances                                  -6,679
  Payment on long-term debt                                         -869
  Advances from Unaxis for reorganization                                          11,789
  Proceeds from IPO                                                                34,459
  Payment to Unaxis from IPO proceeds                                             -28,192
  Net advances to Unaxis                                                           -5,138
                                                              ---------------------------
Net cash provided by (used in) financing activities               -6,753           12,918
                                                              ---------------------------
Effect of exchange rate changes on cash and cash
equivalents                                                         -894            1,399
                                                              ---------------------------
Increase in cash and cash equivalents                              5,088           28,210
Cash and cash equivalents at beginning of period                  28,700              490
                                                              ---------------------------
Cash and cash equivalents at end of period                    $   33,788       $   28,700
                                                              ===========================

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